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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 32)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)


ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                       87927W10
     (Title of class of securities)                           (CUSIP number)


                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                              246 STONERIDGE DRIVE
                                    SUITE 400
                         COLUMBIA, SOUTH CAROLINA 29210
                                 (803) 951-1040

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                        DECEMBER 7 AND DECEMBER 22, 2004
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 7 Pages)

---------------------------------------------------                -----------------------------------------------------------------
CUSIP No.  87927W10                                      13D                                 Page 2 of 7
---------------------------------------------------                -----------------------------------------------------------------
---------------------     ----------------------------------------------------------------------------------------------------------
      1                   NAME OF REPORTING PERSON                                 PIRELLI & C. S.p.A.
                          I.R.S. IDENTIFICATION NO. Not Applicable OF
                          ABOVE PERSON
---------------------     ----------------------------------------------------------------------------------------------------------
      2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                        (a) [X]
                                                                                                                   (b) [ ]
---------------------     ----------------------------------------------------------------------------------------------------------
      3                   SEC USE ONLY
---------------------     ----------------------------------------------------------------------------------------------------------
      4                   SOURCE OF FUNDS:                                                             BK, WC
---------------------     ----------------------------------------------------------------------------------------------------------
      5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):       [ ]
---------------------     ----------------------------------------------------------------------------------------------------------
      6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                                           Italy
---------------------     ----------------------------------------------------------------------------------------------------------
                                    7                SOLE VOTING POWER:                                                47,155,300
   NUMBER OF
    SHARES

 BENEFICIALLY
   OWNED BY

     EACH
   REPORTING

  PERSON WITH
                          ----------------------     -------------------------------------------------------------------------------
                                    8                SHARED VOTING POWER:                                             1,751,765,823
                                                                                                                      (See Item 5)
                          ----------------------     -------------------------------------------------------------------------------
                                    9                SOLE DISPOSITIVE POWER:                                           47,155,300

                          ----------------------     -------------------------------------------------------------------------------
                                   10                SHARED DISPOSITIVE POWER:                                        1,751,765,823
                                                                                                                      (See Item 5)
---------------------     ----------------------------------------------------------------------------------------------------------
     11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                    1,798,921,123
                                                                                                                      (See Item 5)
---------------------     ----------------------------------------------------------------------------------------------------------
     12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
---------------------     ----------------------------------------------------------------------------------------------------------
     13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                         17.46%
                                                                                                                      (See Item 5)
---------------------     ----------------------------------------------------------------------------------------------------------
     14                   TYPE OF REPORTING PERSON:                                       CO






                                       2

---------------------------------------------------                -----------------------------------------------------------------
CUSIP No.  87927W10                                      13D                                 Page 3 of 7
---------------------------------------------------                -----------------------------------------------------------------

---------------------     ----------------------------------------------------------------------------------------------------------
      1                   NAME OF REPORTING PERSON                                 Olimpia S.p.A.
                          I.R.S. IDENTIFICATION NO. Not Applicable OF
                          ABOVE PERSON
---------------------     ----------------------------------------------------------------------------------------------------------
      2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a) [X]
                                                                                                                    (b) [ ]
---------------------     ----------------------------------------------------------------------------------------------------------
      3                   SEC USE ONLY
---------------------     ----------------------------------------------------------------------------------------------------------
      4                   SOURCE OF FUNDS:                                                             WC
---------------------     ----------------------------------------------------------------------------------------------------------
      5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):          [ ]
---------------------     ----------------------------------------------------------------------------------------------------------
      6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                                           Italy
---------------------     ----------------------------------------------------------------------------------------------------------
                                    7                SOLE VOTING POWER:                                                     0
   NUMBER OF
    SHARES

 BENEFICIALLY
   OWNED BY

     EACH
   REPORTING

  PERSON WITH
                          ----------------------     -------------------------------------------------------------------------------
                                    8                SHARED VOTING POWER:                                              See Item 5

                          ----------------------     -------------------------------------------------------------------------------
                                    9                SOLE DISPOSITIVE POWER:                                                0

                          ----------------------     -------------------------------------------------------------------------------
                                   10                SHARED DISPOSITIVE POWER:                                         See Item 5

---------------------     ----------------------------------------------------------------------------------------------------------
     11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                     See Item 5
---------------------     ----------------------------------------------------------------------------------------------------------
     12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
---------------------     ----------------------------------------------------------------------------------------------------------
     13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          See Item 5
---------------------     ----------------------------------------------------------------------------------------------------------
     14                   TYPE OF REPORTING PERSON:                                       CO






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
           This Amendment No. 32 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

           Pirelli & C., Olimpia, Edizione Holding and Edizione Finance, Hopa, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli & C. and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli & C. and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Edizione Holding, Hopa, UCI or BCI has been provided by the nominating person or by such nominee director or officer.

ITEM 4.  PURPOSE OF TRANSACTION

           On December 7, 2004, Olimpia issued a press release which reports that its Board of Directors has proposed that an extraordinary session of a General Meeting of Shareholders of Olimpia approve an increase in share capital of up to 2 billion euro through the issuance of Olimpia Shares at a subscription price of 1 euro per share. All of the proceeds from the proposed capital increase are intended to be used to purchase Telecom Italia Shares. It is expected that the proposed acquisition of such Telecom Italia Shares will offset the dilutive effect on Olimpia's proportional ownership interest in Telecom Italia of the proposed merger of Telecom Italia and Telecom Italia Mobile S.p.A. ("TIM") announced by Telecom Italia on December 7, 2004. On December 22, 2004, Olimpia issued a press release which reports that a General Meeting of Shareholders of Olimpia held on that date approved the capital increase. Pirelli & C. has committed to Olimpia that it will purchase any Olimpia Shares that are offered to, but which have not been subscribed for by, each of UCI and BCI in connection with the proposed capital increase. In addition, Pirelli & C. and Hopa have committed to Olimpia that they will purchase any Olimpia Shares that are offered to, but not subscribed for by, Edizione Finance. A copy of the press release issued by Olimpia on December 7, 2004 is filed as Exhibit 65, and a copy of the press release issued by Olimpia on December 22, 2004 is filed as Exhibit 66.

           Also on December 7, 2004, Pirelli & C. issued a press release which reports (among other things) that the Board of Directors of Pirelli & C. has recommended that an extraordinary session of a General Meeting of Shareholders of Pirelli & C. approve a capital increase in an amount of up to approximately
1.08 billion euro. The proposed capital increase is to be effected through the issuance to existing shareholders of Pirelli & C. of up to approximately 1.5 billion options to acquire ordinary shares of Pirelli & C. The proceeds from the proposed capital increase will be used to subscribe for Olimpia Shares, as described in the preceding paragraph. It is expected that the General Meeting of Shareholders at which the proposed capital increase will be considered will be held at some time during the last ten days of January 2005. A copy of the press release issued by Pirelli & C. is filed as Exhibit 67. The information contained herein does not constitute an offer of securities for sale in the United States.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

65. Press release of Olimpia, dated as of December 7, 2004.

66. Press release of Olimpia, dated as of December 22, 2004.

67. Press release of Pirelli & C., dated as of December 7, 2004.

                                  SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: December 27, 2004

                                      PIRELLI & C. S.p.A.

                                      By: /s/ Anna Chiara Svelto
                                          ------------------------------------
                                          Name: Anna Chiara Svelto
                                          Title: Attorney-in-fact



                                      OLIMPIA S.p.A.

                                      By: /s/ Luciano Gobbi
                                          ------------------------------------
                                          Name: Luciano Gobbi
                                          Title: Director and Attorney-in-fact

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

65.            Press release of Olimpia, dated as of December 7, 2004.

66.            Press release of Olimpia, dated as of December 22, 2004.

67.            Press release of Pirelli & C., dated as of December 7, 2004.























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